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                                                              File No. 333-79743

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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              APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT


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                                   ORIUS CORP.
             (Exact name of registrant as specified in its charter)


                   Florida                                       65-0894212
       (State or other jurisdiction of                        (I.R.S. Employer
       incorporation or organization)                        Identification No.)

         1401 Forum Way, Suite 400
         West Palm Beach, FL 33401                                  33401
  (Address of Principal Executive Offices)                       (Zip Code)

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         Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned agent for service named in the Registration Statement on Form S-1 (Registration No. 333-79743) (the "Registration Statement"), relating to common stock, par value $.01 per share (the "Common Stock"), of Orius Corp., hereby requests that the Registration Statement be withdrawn, effective immediately. Orius Corp. no longer intends to sell the Common Stock registered thereby due to market conditions.

                                             ORIUS CORP.

                                             By:
                                                 -------------------------------
                                                 /s/ William J. Mercurio
                                                 Agent for Service named in
                                                 the Registration Statement